07000936

BB 3/12 *

SEC MAIL RECEIVED FEB 2 8 2007 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
OMB Number: 3235-0123
Expires: February 28, 2007

SEC FILE NO
8-52991

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

thinkorswim, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 West Chicago Avenue,
Suite 100
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(773) 435-3210
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/07

OATH OR AFFIRMATION

I, Tom Sosnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of thinkorswim, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

OFFICIAL SEAL
ROISIN E HUGHES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/08/10

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3)

thinkorswim, Inc.
Index
December 31, 2006

Page(s)

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
thinkorswim, Inc.:

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of thinkorswim, Inc. ("Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

thinkorswim, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	13,037,627
Receivable from clearing brokers		9,485,895
Investment Securities		2,000,000
Securities owned, at market value		111,133
Software and website development, at cost net of accumulated amortization of $2,336,026		974,534
Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $526,723		1,494,690
Intangible assets, at cost net of accumulated amortization of $129,182		20,838
Due from affiliates		4,204,209
Deferred tax asset, net		3,555,900
Prepaid expenses, accounts receivable and other assets		1,326,069
Total assets	$	36,210,895

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation and related benefits	$	216,049
Due to affiliates		1,771,907
Securities sold, not yet purchased, at market value		2,154,053
Accounts payable and accrued expenses		1,758,083
Other liabilities		869,736
Income taxes payable		2,262,588
Total liabilities		9,032,416
Common stock		-
Additional paid in capital		11,916,139
Retained earnings		15,262,340
Total stockholder's equity		27,178,479
Total liabilities and stockholder's equity	$	36,210,895

The accompanying notes are an integral part of the statement of financial condition.

1. Nature of Operations

Organization and Basis of Presentation

thinkorswim, Inc. (the "Company") is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. and the National Futures Association. The Company is in the business of providing brokerage services for index and equity options and the related equity securities to retail and institutional customers, primarily through online systems. Pursuant to a clearing agreement between the Company and its primary clearing broker, Penson Financial Services, all securities transactions are cleared on a fully disclosed basis. The Company also offers its customers a wide variety of investment news, quotes, charts and other tools. The Company is 100% owned by thinkorswim Group, Inc. (the "Parent").

On March 27, 2006 the Company entered into a marketing agreement with a third party. Under this marketing agreement, a new division the Company was created for the primary purpose of marketing the Companies institutional services to new customers. Under this agreement, the third party will share net income and net losses of the division on a 50/50 basis. In connection with this agreement, the third party, loaned Inc. $500,000, which was included in Other Liabilities. The corresponding cash is restricted for use by the division and repayment terms are dependant upon profitability of the division.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the Company's statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents includes cash, money market funds and highly liquid securities with original maturities at the date of purchase of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these investments. Included in cash and cash equivalents at December 31, 2006 is an investment in commercial paper with a balance of $1,531,333.

Receivable from Clearing Brokers

Receivable from clearing brokers consists of cash deposits and receivables from revenues earned, net of expenses incurred, from customer transactions conducted through the clearing brokers.

Securities Owned, Securities Sold, Not Yet Purchased and Investments

Securities owned and securities sold, not yet purchased, are carried at market value and recorded on a trade date basis. The Company does not actively trade securities for its own benefit. The securities and securities sold, not yet purchased result from trade corrections, while debt instruments are investments of the company.

Estimated Fair Value of Financial Instruments

Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations. Management estimates the aggregate fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued

expenses) approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Software and Website Development
Software and website development costs provided by third parties are stated at cost, net of accumulated amortization, and are being amortized on a straight-line basis over a three-year useful life.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are carried at cost and are depreciated on an accelerated basis over the estimated useful lives of the related assets ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Intangible Assets
Intangible assets relate to a customer list acquired in May 2004 for $150,020. This intangible asset is being amortized on a straight-line basis over its expected useful life of three years. Total amortization expense for the year ended December 31, 2006 was approximately $50,000.

Income Taxes
The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Parent and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled among the companies as if each company had filed separate returns. Companies with losses or excess credits on a separate return basis receive the related tax benefits when they would be utilized in their separate returns or in the consolidated or combined returns. Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws at the financial statement date. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

Stock Options
Effective January 1, 2006, the Company accounts for stock-based compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No-123(R) ("SFAS 123(R)") "Share-Based Payments", a revision to SFAS 123 "Accounting for Stock Based Compensation". Under this method, compensation expense is recognized over the relevant service period based on the fair value of stock options. The Company uses the Black-Sholes valuation model to estimate the fair value of stock options at the time of each grant. Stock options are recorded as expense with an offsetting credit to stockholder's equity in accordance with SFAS 123(R) over the corresponding service period.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. New Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN 48 beginning in the first quarter of fiscal 2007. Adoption of FIN 48 is not expected to have any material effect on the Company's results of financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133 as modified by SFAS No. 155) where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have any impact on the Company's results of financial position.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are composed of the following at December 31, 2006:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity options	$ 41,240	$ 62,747
Equities and other	69,893	2,091,306
	$ 111,133	$ 2,154,053

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2006:

Computer hardware	$	1,190,253
Leasehold improvements		547,634
Furniture and fixtures		283,526
Less: accumulated depreciation and amortization		(526,723)
	$	1,494,690

6. Software and Website Development

The Company has capitalized the following software and website development costs at December 31, 2006:

Computer software	$	525,750
Website development		2,784,810
Less: accumulated amortization		(2,336,026)
	$	974,534

7. Stock Based Compensation

Effective January 1, 2006, the Company accounts for stock options under SFAS 123(R). Prior to January 1, 2006, the Company accounted for stock options using the fair value method under SFAS 123. Under SFAS 123(R) and SFAS 123 stock based compensation awards, including stock options, are accounted for at fair value. The difference between fair value and the stock option exercise price at date of grant is recognized as compensation expense over the required service period.

The following table presents a summary of the Parent's option activity with respect to employees of the Company:

	Number of Options		Weighted-average exercise price
Outstanding, January 1, 2006	105,091	$	2.69
Granted			
Exercised	(4,192)		0.01
Canceled	-		-
Outstanding, December 31, 2006	100,899	$	2.80
Exercisable, December 31, 2006	100,899	$	2.80

The employee options outstanding as of December 31, 2006 have a weighted-average remaining contractual life of 5.67 years.

The following table represents the Company's weighted-average grant date fair values for the employee stock options granted, and the assumptions used to value the stock options under a Black-Scholes valuation model:

Weighted-average grant date fair value per employee option	$	15.83
Weighted-average annualized stock option valuation assumptions		
Risk-free interest rate		4.91%
Expected dividend yield		-
Expected common stock price volatility		40.00%
Assumed weighted-average expected life of stock options per employee option (in years)		5.67

During 2006, employee stock options related to 4,192 shares were exercised at an aggregate exercise price of $42.

At December 31, 2006, the Company also had 189,307 options issued to service providers that were exercisable at a weighted average exercise price of $3.97 and have a weighted-average remaining contractual life of 14 years. During the year ended December 31, 2006, the Company and a service provider mutually agreed to modify a previous option award related to 26,976 shares, which were not yet exercisable. This modification replaced the option award with an $8.3 million contingent cash bonus, payable only upon closing of a change in control event. Based on guidance related to accounting for modifications contained in SFAS 123(R), and the nature of the contingent cash bonus, the Company continued to account for this arrangement under the original terms, until the point at which the contingent cash bonus was deemed probable (i.e., closing of a change in control event). (See note 13).

8. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 are presented below:

Deferred tax assets arising from:	
Option awards	$ 2,692,957
Vacation accrual	15,222
Legal accrual	1,059,048
Customer lists	43,715
State tax benefit	(228,585)
Total deferred tax asset	3,582,356
Deferred tax liabilities arising from:	
Depreciation costs	(26,456)
Net deferred tax asset	$ 3,555,900

Management has determined that no valuation allowance is needed given the expectation of future taxable income which will exceed the amounts necessary to realize the deferred tax asset.

9. Related Parties

Related-party transactions during 2006 are primarily resultant from operating expenses on behalf of affiliated companies. Due from/to affiliates consists of the following at December 31, 2006

	Due from	Due to
thinkorswim Technologies, Inc.	$ 2,198,099	$ -
thinkorswim Advisors, Inc.	1,230,549	-
TOS Services, Inc.	774,120	-
TOS Red, Inc.	1,441	-
thinkorswim Group, Inc.	-	1,771,907
Total	$ 4,204,209	$ 1,771,907

10. Commitments and Contingencies

The Parent leases office space under an operating lease agreement expiring in 2012. The Company signed a lease for additional space on November 16, 2006 and expects to take occupancy in 2007. Minimum required future rental payments under lease obligations, including taxes and operating expenses, are as follows:

Years Ending December 31, 2006

2007	$	360,881
2008		494,440
2009		507,274
2010		520,482
2011		534,105
Thereafter		270,126
Total	$	2,687,309

The Company, after consultation with counsel, has accrued for the estimable outcome of pending litigation. The Company does not expect the ultimate resolution of these matters to have a material adverse effect on the Company's financial position.

In the normal course of business, the Company enters into contracts which contain indemnification provisions, such as purchase contracts, service agreements and leasing agreements. Bonuses are only payable if, under the provisions of these contracts, the Company may indemnify counterparties to the contracts for certain aspects of the Company's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Company may, in turn, obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Company's financial condition.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

In the normal course of business, the Company's clearing brokers make margins loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers is exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreement with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

12. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). As a broker-dealer who does not carry customer accounts, under the alternative method permitted by this rule, the Company's required net capital must not be less than $250,000. At December 31, 2006, the Company's net capital of $14,970,403 was in excess of the minimum requirement by $14,511,846.

13. Subsequent Event

On February 15, 2007, the Parent and INVESTools, Inc. merged. Upon closing of this merger, shareholders of the Parent received $170 million in cash and approximately 19.1 million shares of INVESTools, Inc. common stock. Concurrent with the closing of the merger, certain key employees received change in control bonuses of $1.049 million, which was charged to expense upon closing of the merger. In addition, upon closing of the merger, the Parent became obligated to pay an independent contractor of the Company approximately $8.3 million related to a modification of a previous option award (see note 7). Of this $8.3 million, approximately $1.8 million had previously been recorded as an expense and the remaining $6.5 million was expensed upon closing of the merger.

END